

Kyle Gibson, PhD · 3rd

 **University of Nebras... Lincoln**

 **University of Utah**

Assistant Director & Research Assistant Professor at
University of Nebraska–Lincoln

Lincoln, Nebraska · 500+ connections · **Contact info**

Experience



University of Nebraska–Lincoln
8 yrs 5 mos



Assistant Director and Research Assistant Professor
Jul 2015 – Present · 5 yrs
Center for Entrepreneurship | Department of Anthropology

• Founder and Principle Investigator of the Nebraska Family Business Culture and History Project, an ethnographic field study of family business management, succession planning, and decision making
• Work with the director, advisory board, and college administration to develop and execute goals for the Center's five areas of focus: teaching, outreach and mentorship, competition, coworking and startup building, and research
• Consult UNL students, faculty, staff, and stakeholders on early to mid-stage businesses, primarily assisting with customer discovery, UX/user design, product-market fit, pro **...see mor**



Research Assistant Professor
Jan 2014 – Present · 6 yrs 6 mos

• Specialize in analyzing the success and failure of public companies
• Co-teach Entrepreneurship 823 - Business Plan Development and Decision Making with Dr. Theresa Welbourne
• Manage research and administrative projects and events



Research Scientist
Feb 2012 – Dec 2013 · 1 yr 11 mos

• Use population ecology to research initial public offerings (IPOs) and identify successful business practices and formations
• Adapt theory from life and social sciences and apply it to business-oriented problems; work out statistical methods to test resultant hypotheses ...see mor



Photographer, Copywriter and SEO Specialist
SnapLock Industries

Mar 2008 – Feb 2012 · 4 yrs

• Identified keyword niches and target them for both paid and non-paid search
• Maintained Google AdWords and Microsoft adCenter accounts
• Maintained company blogs, Facebook, and Twitter accounts
• Wrote and edited press releases, site copy, and print copy ...see mor



Instructor
University of Utah

Aug 2007 – Dec 2010 · 3 yrs 5 mos

Department of Anthropology - University of Utah

• Developed a biologically focused anthropology course for in person and online delivery
• Lectured, graded, held office hours
• Made extensive use of technology like Google Earth, YouTube, Vimeo, science blogs, and forums ...see mor



Research Assistant - Division of Occupational Therapy
University of Utah

2005 – 2006 · 1 yr

• Found and wrote grants for evidence-based medical research
• Developed and executed the largest survey of Utah occupational therapists to date
• Conducted general research and statistical analyses



Graduate Teaching Assistant - Department of Anthropology
University of Nebraska-Lincoln

Aug 2002 – May 2004 · 1 yr 10 mos

• Wrote and graded exams and papers for biological anthropology classes of 120, assisted with class duties, and taught occasionally

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Education



University of Utah
Ph.D., Anthropology (Human Evolutionary Ecology)
2004 – 2011

Dissertation: The Roles of Operational Sex Ratio and Young-Old Ratio in Producing Suicide Attackers



University of Nebraska-Lincoln
M.A., Anthropology (Cultural)
2002 – 2004

Thesis: Relatedness and Investment in Adoptive Households



University of Nebraska-Lincoln
B.A., Anthropology
1996 – 2000

Show 1 more education ⌄

Licenses & Certifications



Unlocking Creativity
IDEO
Issued Jan 2020 · No Expiration Date
Credential ID 3759-1981081

See credential



Human Research - Group 2 Social / Behavioral Research Investigators and Key Personnel
CITI Program, A Division of BRANY
Issued Jan 2019 · Expires Jan 2022

Volunteer Experience

Board Member
Pawlytics
Sep 2018 – Present · 1 yr 10 mos
Animal Welfare

Pawlytics is a Delaware B-Corporation bettering the lives of pets through the power of technology.

Board Member

KZUM

Jan 2017 – Dec 2019 • 3 yrs

Arts and Culture

KZUM is a noncommercial, listener-supported community radio station licensed to Sunrise Communications, a nonprofit organization established solely to operate KZUM. KZUM is tax exempt under 501(c)(3) of the Internal Revenue Code. All gifts, grants and contributions are ta deductible to the extent allowed by law. The station broadcasts at 89.3 MHz on the FM band, with an effective radiated power of 1,500 watts. KZUM's transmission tower is located at the historic Terminal Building in downtown Lincoln.



